================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                               SCHEDULE TO-I/13E-3
                                (AMENDMENT NO. 3)
                             (RULES 13E-3 AND 13E-4)


          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              ---------------------
                               IIC INDUSTRIES INC.
                       (Name of Subject Company (Issuer))
                              ---------------------
                               CP HOLDINGS LIMITED
                        (Name of Filing Person (Offeror))
                              ---------------------
                              IIC Industries Inc.
                        Kenyon Phillips Acquisition, LLC
                              Sir Bernard Schreier
                        (Names of Other Filing Persons)
                              ---------------------
                                   449-628-205
                      (CUSIP Number of Class of Securities)
                              ---------------------
                                 MR. PAUL FILER
                               EXECUTIVE DIRECTOR
                               CP HOLDINGS LIMITED
                                 OTTERSPOOL WAY
                             WATFORD, HERTFORDSHIRE
                            UNITED KINGDOM, WD25 8JP
                               011 44 192 325 0500
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                                    COPY TO:

                           SAMUEL F. OTTENSOSER, ESQ.
                             BAER MARKS & UPHAM LLP
                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 702-5700

                            CALCULATION OF FILING FEE

================================================================================
            TRANSACTION VALUATION*             AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
 1,209,085 shares X $10.50 = $12,695,392.50        $ 2,539.08
--------------------------------------------------------------------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $2,539.08              FILING PARTY: CP HOLDINGS LIMITED

FORM OF REGISTRATION NO.: SCHEDULE TO-I/13E-3  DATE FILED: OCTOBER 15, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[X]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
================================================================================

                             INTRODUCTORY STATEMENT


     This Amended Tender Offer Statement on Amendment No. 3 to Schedule TO-I/13E-3 (this "Amended Statement") relates to a tender offer by CP Holdings Limited, a company organized under the laws of the United Kingdom (the "Offeror"), to purchase the outstanding shares of common stock, $0.25 par value (the "Common Shares") of IIC Industries Inc. (the "Company"), through its wholly-owned subsidiary Kenyon Phillips Acquisition, LLC. In this Amended Statement the term "Common Shares" refers to the Company's issued and outstanding common stock not presently owned by either the Offeror or the Company. The Offeror beneficially owns, through its wholly-owned subsidiary Kenyon Phillips Limited, approximately eighty percent (80%) of the Company's outstanding shares of common stock. The Common Shares are sought for pursuant to an amended tender offer (the "Tender Offer") at a purchase price of $10.50 per Common Share (the "Common Share Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated December 11, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits A and B (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless otherwise specifically stated, all monetary figures refer to U.S. Dollars.


     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the Items of this Amended Statement, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the Company is IIC Industries Inc., which is the issuer of the Common Shares subject to the Tender Offer. The Company's principal executive offices are located at 171 Madison Avenue, New York, New York 10016. The telephone number of the Company is (212) 889-7201.

(b) Securities. The securities which are the subject of the Tender Offer consist of the Company's common stock, $0.25 par value (the "Common Shares"). As of November 30, 2001, there were 5,693,472 Common Shares issued and outstanding, of which the Offeror beneficially owned 4,484,387.

(c) Trading Market and Price. The Common Shares are traded in the Nasdaq SmallCap Market under the symbol "IICR." Trading in the Common Shares has been extremely limited and sporadic. The Common Shares are not listed for trading on any stock exchange. The information set forth in the Offer to Purchase under the caption "THE OFFER -- 5. Price Range of Common Shares; Dividends" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

(a.1) Name and Address. This offer is made by CP Holdings Limited, an affiliate of the issuer. The address of the Offeror is Otterspool Way, Watford, Hertfordshire, United Kingdom WD25 8JP. The telephone number of the Offeror is 011 44 192 325 0500. The Offeror is the majority stockholder of the Company, with beneficial ownership of approximately 80% of the Company's outstanding shares of common stock.

(a.2) Names and Addresses of the Other Filing Persons. The following are also filing persons:

NAME                                                   ADDRESS              TELEPHONE NUMBER
----                                                   -------              ----------------
IIC Industries Inc. .......................   171 Madison Ave.            (212) 889-7201
 (The Issuer)                                 New York, N.Y. 10016
Kenyon Phillips Acquisition, LLC ..........   171 Madison Ave.            (212) 889-7201
                                              New York, N.Y. 10016
Sir Bernard Schreier ......................   c/o CP Holdings Limited     011 44 192 325 0500
                                              Otterspool Way
                                              Watford, Hertfordshire
                                              United Kingdom WD25 8JP

Reference is made to the information set forth in the Offer to Purchase under the caption "THE OFFER -- 6. Certain Information Concerning CP Holdings," "THE OFFER -- 7. Certain Information Concerning IIC Industries" and "THE OFFER -- 8. Certain Information Concerning Kenyon Phillips Acquisition," which is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms. The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "SPECIAL FACTORS -- 9. Material Federal Income Tax Consequences," "THE OFFER -- 1. Terms of the Offer," "THE OFFER -- 2. Acceptance for Payment and Payment," "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering the Common Shares," "THE OFFER -- 4. Withdrawal Rights," "THE OFFER -- 9. Conditions to the Offer" and "THE OFFER -- 10. Legal Matters" is incorporated herein by reference.

(b) Purchases. Prior to the commencement of the Tender Offer, there has been no agreement or arrangement between the Offeror and any officer, director or affiliate of the Company with regard to the purchase of securities in connection with the Tender Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) Agreements Involving the Company's Securities. There are no agreements between the Company, or its officers or directors, and the Offeror, or its officers or directors, relating to the stock of the Company.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 1. Purposes and Reasons of the Transaction" is incorporated herein by reference.

(b) Use of Securities. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 2. Certain Effects of the Transaction" is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS -- 1. Purposes and Reasons of the Transaction" and "SPECIAL FACTORS -- 2. Certain Effects of the Transaction" is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 6. Financing of the Offer" is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 7. Beneficial Ownership of the Common Shares" is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 8. Transactions Concerning the Common Shares" is incorporated herein by reference.

ITEM 9. PERSONS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS -- 4. Reports, Opinions, Appraisals and Negotiations" and "THE OFFER -- 11. Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

The Company's financial statements contained in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on April 17, 2001, the Form 10-K/A filed with the Commission on April 20, 2001 and the Company's Quarterly Reports on Form 10-Q filed with the Commission on May 21, 2001, August 20, 2001 and November 20, 2001 are incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings.

     (1) There are no present or proposed agreements, arrangements, understandings or relationships between the Offeror or any of its affiliates and the Company or any of its affiliates that are material to a stockholder's decision of whether to tender his securities, other than those already disclosed.

     (2) The information set forth in the Offer to Purchase under the caption "THE OFFER -- 10. Legal Matters" is incorporated herein by reference.

     (3) The information set forth in the Offer to Purchase under the caption "THE OFFER -- 10. Legal Matters" is incorporated herein by reference.

     (4) The margin requirements under Section 7 of the Securities Exchange Act of 1934, and the applicable regulations thereunder, are not applicable.

     (5) There are no material pending legal proceedings relating to the Tender Offer.

(b) Other Material Information. The information set forth in the Offer to Purchase and Letter of Transmittal, copies of which are attached hereto as Exhibits A and B, is incorporated herein by reference.

ITEM 12. EXHIBITS


(A)  Amended Offer to Purchase, dated December 11, 2001.


(B)  Transmittal for Common Shares*

(C)  Notice of Guaranteed Delivery*

(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*


----------
* Previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

The following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

ITEM 2 OF SCHEDULE 13E-3. SUBJECT COMPANY INFORMATION

(d) Dividends. The information set forth in the Offer to Purchase under the caption "THE OFFER -- 5. Price Range of Common Shares; Dividends" is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 8. Transactions Concerning the Common Shares" is incorporated herein by reference.

ITEM 3 OF SCHEDULE 13E-3. IDENTITY AND BACKGROUND OF FILING PERSONS

(b) Business and Background of Entities. The information set forth in the Offer to Purchase under the caption "THE OFFER -- 6. Certain Information Concerning CP Holdings," "THE OFFER -- 7. Certain Information Concerning IIC Industries" and "THE OFFER -- 8. Certain Information Concerning Kenyon Phillips Acquisition" is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the caption "THE OFFER -- 6. Certain Information Concerning CP Holdings," "THE OFFER -- 7. Certain Information Concerning IIC Industries" and "THE OFFER -- 8. Certain Information Concerning Kenyon Phillips Acquisition" is incorporated herein by reference.

ITEM 4 OF SCHEDULE 13E-3. TERMS OF THE TRANSACTION

(c) Different Terms. None.

(d) Appraisal Rights. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 2. Certain Effects of the Transaction" is incorporated herein by reference.

(e) Provisions for Unaffiliated Stockholders. The Offeror has made no provisions for unaffiliated stockholders to have access to its corporate files or to obtain counsel or appraisal services at its expense. Unaffiliated stockholders are asked to contact American Stock Transfer and Trust Company, the Offeror's Information Agent, toll-free at 1-800-937-5449 or the Offeror at 011 44 192 325 0500; however, access to corporate files or reimbursement of counsel or appraisal services will not be provided.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5 OF SCHEDULE 13E-3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS

(a) Transactions. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 5. Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 5. Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

(c) Negotiations of Contacts. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 5. Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

ITEM 7 OF SCHEDULE 13E-3. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 1. Purposes and Reasons of the Transaction" is incorporated herein by reference.

(b) Alternatives. Not applicable.

(c) Reasons. There is no particular reason why the Offeror and its affiliates are undertaking this transaction at this time as opposed to any other time. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 1. Purposes and Reasons of the Transaction" is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under the captions "SPECIAL FACTORS -- 9. Material Federal Income Tax Consequences" and "SPECIAL FACTORS -- 2. Certain Effects of the Transaction" is incorporated herein by reference.

ITEM 8 OF SCHEDULE 13E-3. FAIRNESS OF THE GOING-PRIVATE TRANSACTION

(a) Fairness. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 3. Fairness of the Transaction" is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 3. Fairness of the Transaction" is incorporated herein by reference.

(c) Approval of Stockholders. Approval of at least a majority of the unaffiliated stockholders is not required.


(d) Unaffiliated Representative. While no "unaffiliated representative" was retained by the Independent Director to act solely on behalf of the unaffiliated stockholders, the Independent Director did negotiate with CP Holdings to increase the proposed offer price from $10.00 per share to $10.50 per share. The Company retained Jesup & Lamont Capital Markets, Inc. to render a fairness opinion, attached hereto as Exhibit F (the "Fairness Opinion"), to assist the Company's independent director in his evaluation of the Tender Offer.


(e) Approval of Directors. The Company's only independent director has recommended that the stockholders of the Company accept the Tender Offer, in light of the Fairness Opinion, as fair and reasonable. While the Company's Board of Directors believes, based on the Fairness Opinion, the recommendation of the Company's independent director and other factors, that the Common Share Offer Price is fair and reasonable from a financial point of view to the stockholders of the Company, because of the conflict of interest as a result of the fact that a majority of the Company's directors consist of principals and management of the Offeror, the Board did not make a recommendation to the stockholders of the Company with respect to the Tender Offer.

(f) Other Offers. Not applicable.

ITEM 9 OF SCHEDULE 13E-3. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, Opinion or Appraisal. The Company has received a Fairness Opinion from Jesup & Lamont Capital Markets, Inc. as to the fairness of the Tender Offer from a financial point of view to the holders of the Common Shares, which Fairness Opinion is attached hereto as Exhibit F. In addition, the information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS -- 4. Reports, Opinions, Appraisals and Negotiations" is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion, or Appraisal.

     (1) The identity of the preparer of the Fairness Opinion is Jesup & Lamont Capital Markets, Inc. ("Jesup").

     (2) Jesup is an investment banking firm which provides a full range of corporate finance, capital markets and financial advisory services to its clients. Jesup regularly engages in the valuation of businesses, assets, and securities as part of its merger and acquisitions advisory services and in connection with negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

     (3) A resolution appointing Jesup to prepare the Fairness Opinion was unanimously approved by the Company's Board of Directors.

     (4) No material relationship existed between Jesup or its affiliates and the Offeror and its affiliates or the Company and its affiliates during the past two years, and none is mutually understood to be contemplated.

     (5) The price at which the Offeror is offering to purchase the Common Shares was determined by the Offeror.

     (6) Summary of the Fairness Opinion:

         (i) The Company did not limit the scope of the investigation conducted in the preparation of the Fairness Opinion.

         (ii) The Company engaged Jesup to render a Fairness Opinion to advise the Company's independent director if, from a financial point of view, the price at which the Offeror is offering to purchase the Common Shares was fair to the unaffiliated holders thereof. The Fairness Opinion was prepared in order to assist the independent director of the Company in evaluating the terms of the Tender Offer.

         (iii) In conducting its analysis and arriving at its opinion, Jesup considered all financial and other information as it deemed appropriate. With respect to the financial and other information obtained by it from the Company or other sources, Jesup assumed, without independent verification, the accuracy and completeness of such information. The Fairness Opinion is based upon Jesup's interpretation of market, economic and certain industry specific conditions as they exist as of the date thereof and is based, to a large extent, on management's projections and underlying assumptions regarding future performance of the Company's businesses, and management's knowledge of the Company's businesses, without seeking independent verification of the reasonableness of these assumptions. The Fairness Opinion does not address the relative merits of the Tender Offer or the going-private transaction as compared to alternative transactions in which the Company might engage. No independent evaluation or appraisal of the assets or liabilities of the Company was made by Jesup or other independent third party.

         (iv) The methodology applied by Jesup consisted of (A) the comparison of the Company, from a financial point of view, with companies which Jesup considered to be generally comparable, (B) the comparison of each of the Company's subsidiaries with recent business combinations and asset or merger transactions with companies which Jesup considered to be generally comparable, and (C) a discounted cash flow analysis using an estimated cost of capital for each business segment, developed with management's integrated financial forecasts for the Company with base and growth scenarios for each business segment as well as application of probability factors for achieving the outcome for each of the separate scenarios.

         (v) The Common Share Offer Price of $10.50 per share, net to the seller in cash, without interest, was recommended by the Independent Director and ratified by the Offeror's Board of Directors.

         (vi) Based on the foregoing, it is the opinion of Jesup that the Common Share Offer Price is fair and reasonable from a financial point of view to the unaffiliated holders of the Common Shares.

(c) Availability of Documents. The Fairness Opinion is attached herewith as Exhibit F.

ITEM 10 OF SCHEDULE 13E-3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(c) Expenses. The information set forth in the Offer to Purchase under the caption "THE OFFER -- 11. Fees and Expenses" is incorporated herein by reference.

ITEM 12 OF SCHEDULE 13E-3. THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. Fortunee F. Cohen, Secretary of the Company and beneficial owner of 96 Common Shares, and the Estate of Gideon Schreier, a 10% stockholder of the Offeror and record owner of 68,000 Common Shares, have indicated their intention to tender their shares in the Tender Offer.

(e) Recommendations of Others. No other affiliate of the Company or the Offeror has made a recommendation with respect to the Tender Offer.

ITEM 14 OF SCHEDULE 13E-3. THE SOLICITATION OR RECOMMENDATION

(b) Employees and Corporate Assets. Other than certain officers affiliated with the Offeror (in their capacity as officers of the Offeror), no officers, employees or corporate assets of the Company have been or will be employed or used by the Offeror in connection with the Tender Offer.

ITEM 16 OF SCHEDULE 13E-3. EXHIBITS

(F) Fairness Opinion*


(F-1) Supplement to Fairness Opinion


(G) Appraisal Rights of Dissenting Stockholders under Delaware General Corporation Law*


----------
* Previously filed.

                                   SIGNATURES


After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to Schedule TO-I/13E-3 is true, complete and correct.




                                        CP HOLDINGS LIMITED


                                        By: /s/ Sir Bernard Schreier
                                           ------------------------------------
                                           Sir Bernard Schreier,
                                           Chairman


                                        IIC INDUSTRIES INC.


                                        By: /s/ Sir Bernard Schreier
                                           ------------------------------------
                                           Sir Bernard Schreier,
                                           President


                                        KENYON PHILLIPS ACQUISITION, LLC


                                        By: /s/ Paul Filer
                                           ------------------------------------
                                           Paul Filer,
                                           Chairman



                                        /s/ Sir Bernard Schreier
                                        ---------------------------------------
                                        Sir Bernard Schreier

                                                                      EXHIBIT A
                                                                      ---------

                AMENDED OFFER TO PURCHASE SHARES OF COMMON STOCK
                             OF IIC INDUSTRIES INC.
                         AT $10.50 NET PER SHARE IN CASH

                                       BY

                               CP HOLDINGS LIMITED

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 4:00 P.M., NEW YORK CITY TIME, ON DECEMBER 17, 2001, UNLESS EXTENDED. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 2 THROUGH 5 OF THIS OFFER TO PURCHASE. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   IMPORTANT

     Any stockholder who would like to tender all or any portion of his shares of common stock of IIC Industries Inc., $0.25 par value (the "Shares"), should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it (or such facsimile) and any other required documents to American Stock Transfer and Trust Company (the "Depositary"), and either deliver the certificates for such Shares and any other required documents to the Depositary or tender such Shares pursuant to the procedure for book entry transfer set forth in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares" or (2) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Stockholders having shares of common stock registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares.

     A stockholder who desires to tender his Shares and whose certificates for the Shares are not immediately available, or who cannot deliver the certificates for the Shares and all other required documents to the Depositary on or prior to the expiration date, or who cannot comply with the procedure for book entry transfer on a timely basis, may tender his Shares by following the procedures for guaranteed delivery set forth in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Common Shares."

     ANY STOCKHOLDER WHO HAS TENDERED HIS SHARES PURSUANT TO THE ORIGINAL OFFER TO PURCHASE, DATED OCTOBER 15, 2001, OR THE FIRST AMENDED OFFER TO PURCHASE, DATED NOVEMBER 13, 2001, WILL BE DEEMED TO HAVE TENDERED HIS SHARES PURSUANT TO THIS AMENDED OFFER TO PURCHASE UNLESS SUCH STOCKHOLDER DULY WITHDRAWS HIS SHARES. ANY STOCKHOLDER WHO WISHES TO TENDER HIS SHARES PURSUANT TO THIS AMENDED OFFER TO PURCHASE MAY DO SO USING THE TRANSMITTAL LETTER ATTACHED TO THE ORIGINAL OFFER TO PURCHASE, WHICH IS DEEMED AMENDED AS PROVIDED FOR HEREIN.

     Questions and requests for assistance may be directed to American Stock Transfer and Trust Company, the Information Agent, at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent.

                              SUMMARY TERM SHEET

     CP Holdings Limited ("we" or the "Offeror") is offering to purchase, through our wholly-owned subsidiary Kenyon Phillips Acquisition, LLC, all the outstanding shares of common stock of IIC Industries Inc. (the "Company") not presently owned by us or the Company (the "Common Shares"), for $10.50 net per share (the "Common Share Offer Price"), in cash, without interest. We currently beneficially own approximately eighty percent (80%) of the Company's outstanding shares of common stock. The following are some of the questions you, as one of the Company's stockholders, may have and answers to those questions. We urge you to read this Offer to Purchase carefully because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

Who Is Offering to Buy My Shares?

     We are making an offer to buy your shares of common stock. See "THE OFFER -- 1. Terms of the Offer."

What Are The Classes And Amounts of Securities Sought in The Offer?

     We are offering to buy all of the outstanding shares of the Company's common stock not presently owned by either us or the Company. See "THE OFFER --
1. Terms of the Offer."

     How Much Are You Offering to Pay? What Is the Form of Payment? Will I Have to Pay Any Fees or Commissions?

     We are offering to pay $10.50 per share for the Common Shares, net to you in cash without interest. If you are the record owner of your Common Shares and you tender them to us in the offer (which we refer to as the "Offer"), you will not have to pay brokerage fees or commissions. If you own your Common Shares through a broker or other nominee, and your broker tenders your Common Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See "INTRODUCTION."

What Is The Market Value of The Common Shares?


     The Common Shares are traded in the Nasdaq Small Cap Market. See "THE OFFER -- 5. Price Range of the Common Shares" for the bid history of the Common Shares. We believe that the trading in the Common Shares has been limited and sporadic. Due to the lack of liquidity in the stock, the prices do not accurately reflect what an individual stockholder could receive for the sale of the stock, other than a relatively small number of shares. On December 7, 2001, the closing price for Common Shares was $11.20 per share. See "THE OFFER -- 5. Price Range of the Common Shares."


Do You Have The Financial Resources to Make Payment?

     Yes. We will need approximately $12.8 million to purchase all the Common Shares, and to pay all the expenses involved in the Offer. We intend to pay the purchase price and related expenses using cash and other liquid assets converted into cash. See "SPECIAL FACTORS -- 6. Financing of the Offer."

Is Your Financial Condition Relevant to My Decision Whether to Tender in The Offer?

     Because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding Common Shares, we do not believe that our financial condition is relevant to your determination of whether the Common Share Offer Price is fair and reasonable or whether you should tender in the Offer. See "SPECIAL FACTORS -- 6. Financing the Offer."

How Long Do I Have to Decide Whether to Tender in The Offer?

     You may tender your Common Shares anytime prior to the expiration of the Offer. The Offer will expire at 4:00 p.m., New York City Time, on December 17, 2001 (the "Expiration Date"), unless extended in our sole discretion. See "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Common Shares."

Can The Offer Be Extended, And If So Under What Circumstances?

     Yes. We have the right to extend the Offer deadline at any time by giving written notice to American Stock Transfer and Trust Company (the "Depositary"). See "THE OFFER -- 1. Terms of the Offer."

How Will I Be Notified If The Offer Is Extended?

     If we decide to extend the offering period, we will publicly announce the extension before 9:00 a.m., New York City Time, on the next business day after the previously scheduled expiration date. See "THE OFFER -- 1. Terms of the Offer."

What Will Happen to Common Shares Not Tendered in The Offer?

     Common Shares not tendered in the Offer will remain outstanding for a short period of time. The trading market for any Common Shares not tendered may be even more limited than it currently is, particularly because of the fact that there will be fewer Common Shares outstanding. However, very soon after the expiration of the Offer, we intend to acquire all the non-tendered Common Shares by way of a merger (the "Merger") of the Company into Kenyon Phillips Acquisition, LLC, a wholly-owned subsidiary of the Offeror, all as further described below.

     If you do not accept the Offer your Common Shares will be redeemed at the Common Share Offer Price immediately following the Merger. If you do not approve of the Merger and if you otherwise perfect your appraisal rights in accordance with the Delaware General Corporation Law (the "Delaware Act"), you will be accorded appraisal rights as provided for under the Delaware Act. Within 120 days of the effective date of the Merger, either the Company or any stockholder who has perfected his appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Common Shares held by all stockholders entitled to an appraisal. The Company has no intention of filing such a petition. If no such petition is filed by a stockholder with perfected appraisal rights within such time period, then, in accordance with the Delaware Act, all stockholders shall lose their appraisal rights.

     We cannot give any assurance as to what a court of competent jurisdiction before which the matter would be heard would award you as a fair price for your Common Shares or whether it would be more or less than the Common Share Offer Price. If you seek appraisal rights, you will be responsible for the costs of the litigation, unless otherwise determined by the Delaware court of competent jurisdiction. See "SPECIAL FACTORS -- 2. Certain Effects of the Transaction."

How Will the Merger Be Effectuated?

     We have formed another company, Kenyon Phillips Acquisition, LLC (which we refer to as the "Acquisition Company"). We will own all the shares of the Acquisition Company. Subsequent to the expiration of the Offer, we will consummate the Merger. While the mechanics of the Merger have yet to be determined, the net result will be the cessation of the Company as a separate and publicly traded company. As a result of the current concentration of ownership, we will not require the affirmative vote of the Common Shares not held by the Offeror in order to effectuate the Merger. See "SPECIAL FACTORS --
2. Certain Effects of the Transaction."

Do I have the right to vote on the Merger?

     It depends on the number of Common Shares acquired by the Offeror. However, if you do have the right to vote on the Merger, it will not in any way affect the final result of the Merger, due to the concentration of ownership in the Company by the Offeror.

     IIC Industries is a Delaware company incorporated under the Delaware Act. The Merger may require the affirmative vote of a majority of the Company's outstanding shares of common stock entitled to vote. As of the date hereof, the Offeror owns or controls approximately eighty percent (80%) of the Company's issued and outstanding shares of common stock (the "Outstanding Common Shares"). Consequently, if you retain your Common Shares, and cast them against the resolution to approve the Merger, such negative vote will not affect approval of the Merger. In addition, please be advised that, under the Delaware Act, if the Offeror increases its holdings to at least 90% of the Outstanding Common Shares (through purchases in the Offer), the Offeror may effectuate the Merger without a vote of the Company's stockholders. See "SPECIAL FACTORS -- 2. Certain Effects of the Transaction."

Has the Board of Directors Approved the Offer?

     The Board of Directors of the Company engaged Jesup & Lamont Capital Markets, Inc. ("Jesup") to render an opinion (the "Fairness Opinion") to assist the Company's only independent director (the "Independent Director") in his review of the Tender Offer. The Independent Director has recommended that the stockholders of the Company accept the Tender Offer, in light of the Fairness Opinion, as fair and reasonable. While the Board believes, based on the Fairness Opinion, the recommendation of the Independent Director and other factors, that the Common Share Offer Price is fair and reasonable from a financial point of view to the unaffiliated stockholders of the Company, because of the conflict of interest as a result of the fact that a majority of the Company's directors consist of principals and management of the Offeror, the Board did not make a recommendation to such stockholders with respect to the Tender Offer. See "SPECIAL FACTORS -- 3. Fairness of the Transaction" and "SPECIAL FACTORS -- 4. Reports, Opinions, Appraisals and Negotiations."

What Are the Most Significant Conditions to the Offer?

     We are not required to complete the Offer unless the conditions to the Offer are met. A significant condition is the absence of any litigation, proceedings or other events that would prohibit, prevent, restrict or delay consummation of the Offer. Other important conditions to the Offer are described in "THE OFFER -- 9. Conditions to the Offer." We may waive any of these conditions. See "THE OFFER -- 9. Conditions to the Offer."

How Do I Tender My Common Shares?

     To tender your Common Shares, you must do one of the following:

     (1) If you are a record holder (i.e., a stock certificate has been issued to you in your own name), you must complete and sign the applicable enclosed Letter(s) of Transmittal and send it with your stock certificate to the Depositary, or follow the procedures described in this Offer to Purchase for book-entry transfer in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Common Shares." These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Common Shares."

     (2) If you are a record holder, but your stock certificate is not available, or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Common Shares using the enclosed Notice of Guaranteed Delivery. Please call American Stock Transfer and Trust Company toll-free at 1-800-937-5449 or collect at (718) 921-8200 for assistance.

     (3) If you hold your Common Shares through a broker, bank or other nominee, you must contact your nominee and instruct them to tender your Common Shares. Only the nominee can tender your shares. See "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Common Shares."

Until What Time Can I Withdraw Previously Tendered Common Shares?

     You can withdraw previously tendered Common Shares until 4:00 p.m., New York City Time, December 17, 2001, unless we extend the Offer. If we extend the Offer, you may withdraw previously tendered Common Shares until the end of the extension period. In addition, your Common Shares may be withdrawn after the 40th business day (December 12, 2001) after the commencement date of the Offer if the Common Shares have not been accepted for payment by such date. See "THE OFFER -- 4. Withdrawal Rights."

How Do I Withdraw Previously Tendered Common Shares?

     You can withdraw previously tendered Common Shares by instructing the Depositary. If you tendered your Common Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for a withdrawal of your Common Shares. See "THE OFFER -- 4. Withdrawal Rights."

To Whom Can I Talk If I Have Questions About The Tender Offer?

     You can call American Stock Transfer and Trust Company, our information agent for the Offer, who can be reached toll-free at 1-800-937-5449 or collect at (718) 921-8200. You can also call the Offeror at 011 44 192 325 0500.

                                 INTRODUCTION

     CP Holdings Limited, a company organized under the laws of United Kingdom (the "Offeror"), hereby offers to purchase, through its wholly-owned subsidiary Kenyon Phillips Acquisition, LLC, all outstanding shares of common stock, $0.25 par value (the "Common Shares") of IIC Industries Inc. (the "Company"), at a purchase price of $10.50 per share, net to the selling shareholder in cash, without interest thereon (the "Common Share Offer Price"), on the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer is being made prior to a merger (the "Merger") and a going-private transaction (the "Transaction"), as more fully described below.

     If you are the record owner of your Common Shares and you tender your Common Shares to the Offeror in the Offer, you will not have to pay brokerage fees or commissions. If you own your Common Shares through a broker or other nominee, and your broker tenders your Common Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. Except as described in Instruction 5 of the Letter of Transmittal, you will not be required to pay stock transfer taxes on the transaction. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to you. The Offeror will pay all charges and expenses of American Stock Transfer and Trust Company as depositary (the "Depositary") incurred in connection with the Offer.

     The Offer will expire at 4:00 p.m., New York City Time, on December 17, 2001, unless extended by the Offeror in its sole discretion.

     This Offer to Purchase and the Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

                                SPECIAL FACTORS

     1. PURPOSES AND REASONS OF THE TRANSACTION

Purposes.

     The purpose of CP Holdings Limited, IIC Industries Inc., Kenyon Phillips Acquisition, LLC, and Sir Bernard Schreier (collectively, the "Filing Persons") in engaging in the Transaction is to take the Company private by making it a wholly-owned subsidiary of the Offeror. The purpose of the Filing Persons in engaging in the Offer is to provide the Company's unaffiliated stockholders fair value for their Common Shares prior to engaging in the Transaction. There is no particular reason why the Filing Persons are undertaking this Transaction at this time as opposed to any other time. The Filing Persons have been contemplating such a Transaction for a number of years. This year however, Sir Bernard decided that with the hiring of a new Finance Director at CP Holdings to finally commence the Transaction. The Filing Persons have no material information leading them to believe that the value of the Company's assets will increase in the near future.

Alternatives.


     The Filing Persons wish to take full control of the Company, of which they already own approximately 80%. For this reason they did not consider any alternatives to the Transaction. However, as part of his review in evaluating of the Tender Offer, the Independent Director did consider the effects on the unaffiliated stockholders of spinning off the Company to the stockholders by distributing the stock of the Company's subsidiaries. The Independent Director concluded, supported by Jesup, that the lack of liquidity in the markets in which the stock of the subsidiaries trade (such as Hungary and Israel) would make the distribution of such stock unattractive to the unaffiliated stockholders and that such unaffiliated stockholders would be better off receiving cash for their stock in the Company.

     Because the Filing Person only wished to make a cash offer, they did not consider a liquidation of the Company. However, the Filing Persons note that the Fairness Opinion stated that the current market value of the Company's assets is less than the book value. Jesup considered that since the assets are unlikely to earn a reasonable return on their current stated value, buyers would further mark down the assets on a liquidation to a level that would perhaps yield a reasonable return to the buyers, but an unreasonable return to the unaffiliated stockholders of the Company. For this reason the Independent Director felt that a transaction yielding a current cash payment to shareholders would be in their best interests rather than a liquidation. In addition, the Independent Director felt that a liquidation was likely to be a long drawn out process due to the diverse locations of the assets, with no clear visibility as to the final proceeds.


Reasons.

     The primary reasons of the Filing Persons in participating in the Transaction is to provide stockholders fair value for their Common Shares in light of the Filing Persons' desire to take the Company private and make the Company a wholly-owned subsidiary of the Offeror. The primary reasons for the Filing Persons' decision to take the Company private are the continuing costs the Company incurs being a public company and the illiquidity of the Common Shares.

     The Company incurs significant costs in being a public company. The Company estimates that it incurs approximately $240,000 annually in connection with (1) preparing and filing with the Commission periodic reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (2) preparing, filing with the Commission and mailing to stockholders a proxy statement in connection with the annual stockholders meeting, (3) the annual audit of the Company' financial statements, (4) directors' fees and other expenses and (5) directors and officers liability insurance; substantially all of such expenses could be eliminated if the Company were no longer subject to the reporting requirements of the Exchange Act.

     Further, the trading market for the Common Shares is extremely limited. Over the past twelve months prior to the commencement of the Tender Offer, the average trading volume of the Common Shares has been approximately 500 shares a day, or less than .05% of the Company's total outstanding public float. As a result, the holders of the Common Shares do not have what is considered one of the main advantages of owning shares in a public company -- a liquid market for their shares.

     The Independent Director has recommended that the unaffiliated stockholders of the Company accept the Tender Offer, in light of the Fairness Opinion, as fair and reasonable. While the Company's Board of Directors believes, based on the Fairness Opinion, the recommendation of the Independent Director and other factors, that the Common Share Offer Price is fair and reasonable from a financial point of view to the unaffiliated stockholders of the Company, because of the conflict of interest as a result of the fact that a majority of the Company's directors consist of principals and management of the Offeror, the Board did not make a recommendation to the unaffiliated stockholders of the Company with respect to the Tender Offer.

     2. CERTAIN EFFECTS OF THE TRANSACTION

Effects on the Company

Reduced liquidity of the Common Shares.

     Trading in the Common Shares has been very limited. There can be no assurance that any trading market will exist for the Common Shares following consummation of the Offer. The extent of the public market for the Common Shares following a consummation of the Offer will depend on the number of holders that remain at such time, the interest in maintaining a market in the Common Shares on the part of securities firms, and other factors. An issue of securities with a smaller float may trade at lower prices than would a comparable issue of securities with a greater float. Accordingly, the market price for Common Shares that are not tendered in the Offer may be adversely affected to the extent that the amount of Common Shares purchased pursuant to the Offer reduces the float. The reduced float also may have the effect of causing the trading prices of the Common Shares that are not tendered or purchased to be more volatile. In addition, as a result of the Offeror's intent to take the Company private, it must be considered highly unlikely that there will be a public market shortly after the consummation of the Offer.

     In addition it is, in point of fact, the express intention of the Offeror that there not be a public market for the Common Shares at all. Any Common Shares acquired by the Offeror in the Offer will be transferred into the name of Kenyon Phillips Acquisition, LLC. Stockholders who remain stockholders of the Company after the Offer has expired will have their Common Shares redeemed at the Common Share Offer Price as part of the Merger.

Exchange Act Registration.

     The Common Shares are currently registered under the Exchange Act. Registration of the Common Shares under the Exchange Act may, given the conditions applicable to the Company, be terminated upon application of the Company to the Commission if the Common Shares are no longer held by at least 300 holders of record. If the Exchange Act registration for the Common Shares is terminated as a result of the Offer, the amount of information publicly available to the remaining stockholders of the Company would be significantly reduced, which could adversely affect the trading market and market value for the remaining Common Shares.

     However, the fact that the Offeror intends to engage in the Merger followed shortly by the Transaction renders the foregoing irrelevant. The termination of the registration of the Common Shares under the Exchange Act will occur by virtue of their extinction.

The Merger.

     The reason the Offer for the Common Shares is being tendered is that the Offeror intends that the Company go private, which will be accomplished through the Merger followed by the Transaction. Unless every stockholder of the Common Shares accepts the Offer, the Offeror intends to achieve its aims through merging the Company with its wholly-owned subsidiary Kenyon Phillips Acquisition, LLC (the "Acquisition Company"). In the event of the Merger, the separate corporate existence of the Company shall cease, and the Company and the Acquisition Company shall become one merged corporation. Furthermore, stockholders of the Common Shares who do not accept the Offer will have their Common Shares redeemed in the Merger at the Common Share Offer Price, unless they effectively demand an appraisal proceeding. Consequently, the current stockholders of the Common Shares who do not accept the Offer will possess shares in a private company that will subsequently be redeemed. While the stockholders are granted rights of appraisal by the Delaware Act, and the Offeror is comfortable that it has offered the stockholders a fair price, that is reasonable from a financial point of view, it is impossible to predict what the court of competent jurisdiction would determine the fair market value of the Common Shares to be.

Effects on the Affiliated Stockholders


     The direct benefit to the Offeror will, assuming that all Common Shares are tendered and accepted for payment, be approximately a twenty-seven percent (27%) increase in its share of the Company's net book value and net earnings less the amount required to pay stockholders for the Common Shares and the expenses of the Offer. The net book value of the Company as of September 30, 2001 was $97.5 million and the net earnings for the nine-months ended at such date were $3.2 million. The price payable for all the Common Shares would be approximately $12.7 million which, when aggregated with the assumed expenses of the Offer of $120,000, results in total assumed expenditures related to the Offer of approximately $12.8 million. 21.2% of the net book value is approximately $20.7 million. The net gain, in terms of book value, to the Offeror would be ($20.7 million -- $12.8 million) approximately $7.9 million, however, the Filing Persons believe, as supported by the Fairness Opinion, that the book value of the Company and that of its subsidiaries reflects historical values that do not take into consideration current market and economic conditions. It should also be noted that the Company's market capitalization is substantially below its book value. As the Offeror currently consolidates the financial statements of the Company into its own, the direct effect on the net earnings of the Offeror will be negligible.


Effects on the Unaffiliated Stockholders

     Stockholders who accept the Offer will receive a direct benefit of receiving cash for an illiquid stock. The net earnings per such Common Share was $0.67 for the nine-months ended September 30, 2001.

     Stockholders who do not accept the Offer will have their Common Shares redeemed at the Common Share Offer Price as part of the Merger.A shareholder who does not approve the Merger will be accorded rights of appraisal as provided for under the Delaware Act. If you do not approve of the Merger and if you otherwise perfect your appraisal rights in accordance with the Delaware Act, you will be accorded appraisal rights as provided for under the Delaware Act. Within 120 days of the effective date of the Merger, either the Company or any stockholder who has perfected his appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Common Shares held by all stockholders entitled to an appraisal. The Company has no intention of filing such a petition. If no such petition is filed by a stockholder with perfected appraisal rights within such time period, then, in accordance with the Delaware Act, all stockholders shall lose their appraisal rights. There can be no assurance as to what a court of competent jurisdiction would award such dissenting shareholder. Any stockholder who was to seek appraisal rights would be responsible for the costs of the litigation, unless otherwise determined by the Delaware court of competent jurisdiction.

Effects on the Officer and Directors

     The Transaction will have no effect on the officers of the Company as their day-to-day responsibilities will not change. In the event the Company becomes an operating division of the Offeror, the Company will no longer have a Board of Directors, otherwise the current Directors will remain as Directors of the Company, with the exception of Alfred L. Simon who will resign from the Board of Directors of the Company.

Effects on Sir Bernard Schreier

     The Transaction will have no effect on Sir Bernard, except that he will have acquired a greater interest in the Company through his holdings in and control of the Offeror.

Effects on the Other Filing Persons

     Except as otherwise stated above, the Transaction will have no effect on any of the other Filing Persons.

     3. FAIRNESS OF THE TRANSACTION

Fairness.

     The Filing Persons believe the Transaction to be fair and reasonable, in view of all the relevant circumstances, to the unaffiliated stockholders of the Company. The Filing Persons can state categorically that their view is based upon their extensive review of all material factors, including the recommendation of the Independent Director and the opinion of Jesup that the Common Share Offer Price is fair and reasonable from a financial point of view to the holders of the Common Shares, including the unaffiliated stockholders.

Procedural Fairness

     The Filing Persons believe the Transaction is procedurally fair to the unaffiliated stockholders of the Company even though the Transaction was not structured to require the approval of a majority of the unaffiliated stockholders and no representative was retained to act solely on behalf of the unaffiliated stockholders in connection with the Transaction, because the lack of such procedural safeguards have been addressed and compensated by the actions of the Independent Director in reviewing and evaluating the Transaction.

Certain Factors Considered in Determining Fairness.

     The Offeror has been involved in the business of the Company since 1989, and believes itself capable of evaluating the discrete factors that affect the Company and its business and what degree of weight to ascribe to each such factor. The principal financial issues taken into account prior to the making of the decision to engage in the Transaction and the fairness of the consideration offered to the holders of the Common Shares are discussed below. Readers are advised that the discussion is properly understood to concern neither the Transaction nor the Common Share Offer Price independently of the other, but that it details a set of variables severally affecting the equity of the latter in the context of the former.

     As part of its analysis, Jesup typically conducts a comparable company analysis whereby Jesup examines other public companies, which it considers to be generally comparable to the business being evaluated. In addition, Jesup conducts a comparable transaction analysis by examining, for each subsidiary, recent business combinations, asset or stock acquisitions and/or mergers involving companies, which Jesup deems comparable to the transaction it is examining. With respect to its Comparable Company Analysis, with the exception of Danubius Hotel Rt., Jesup was unable to locate companies that it deemed comparable to such businesses. Moreover, while there have been a number of tender offers, Jesup has determined that they are not comparable to the Transaction due primarily to the diverse geographic nature of the Company, the lack of liquidity of the Company's common stock and the market capitalization of the Company. Moreover, Jesup was unsuccessful in identifying business combinations in industries which are the same or similar to the Company's operating subsidiaries. Given the foregoing, Jesup relied heavily on its Discounted Cash Flow Analysis for each subsidiary in reaching its conclusions. As part of its Discounted Cash Flow Analysis, Jesup compared the consideration to be paid in the Transaction to the discounted present value of the cash flows that the Company can reasonably expect to generate based upon past performance.



     In conducting its valuation, Jesup applied, where appropriate, Discounted Cash Flow, Comparable Company and Comparable Transaction analyses for each subsidiary and investment of the Company, i.e. Danubius Hotel Rt., Agrimill, Investor Rt. (which excludes Danubius and Agrimill, which were done individually) Zoko Ltd. and Balton CP Limited. To reach its conclusions, Jesup aggregated the valuation for each subsidiary into a composite valuation for the Company as a whole.

     Jesup has considered a number of factors in developing its opinion including reviewing the current market price, capitalization and book value of the Company and each of the subsidiaries and investments where appropriate. In each case, Jesup believes that due to the lack of trading volume over the last year, the current market price is not a reliable indicator of overall value. In addition, the book value of the Company and that of its subsidiaries and investments reflects historical values that do not take into consideration current market and economic conditions. Therefore, Jesup's analysis relied on Discounted Cash Flow Analysis, which reflects management's view of the companies operations and a more optimistic view, which Jesup developed.

     The Filing Persons do not believe that the historical market prices of the Company's stock nor the prices paid in previous share purchases are reliable indicators of the overall value of the stock. The reason for such a belief, as supported by the Fairness Opinion, is that due to the lack of trading volume over the years, the Company's stock is very illiquid and therefore is not representative what a seller would receive for a large block of stock in the market. Furthermore, the Filing Persons believe that the Offeror over paid for the stock recently purchased and that such purchases were supporting a market price in excess of the intrinsic value of the stock.

Comparable Company Analysis.


     This analysis encompasses reviewing publicly traded companies, which Jesup considers to be generally comparable to each of the Company's subsidiaries. Traditionally a comparison of the public companies financial statistics to that of the company's subsidiary is performed to develop a valuation. However, Danubius Hotel Rt. was the only subsidiary where this valuation indicator can be applied, since Jesup was unable to identify any public companies that it deemed comparable to the Company's subsidiaries and therefore, Jesup has not consistently relied on this analysis tool in its valuation process.


Comparable Transaction Analysis.


     This analysis encompasses reviewing for each of the Company's subsidiaries recent business combinations and asset merger transactions involving companies, which Jesup deems comparable to the Transaction. However, after consulting several sources, Jesup was unable to locate transactions that it deemed comparable to the businesses of the Company's subsidiaries. With respect to tender offers and going private transactions generally, while a number of similar transaction have been commenced, however, Jesup could not identify any transactions which it deemed comparable to this Transaction due primarily to the diverse geographic nature of the Company, lack of trading liquidity and market capitalization of the Company. For the foregoing reasons, Jesup has not relied on this analysis tool in conducting its evaluation of the Company.

Discounted Cash Flow Analysis.

     Discounted cash flows allow companies to be valued according to their expected future stream of cash flows and respective discount rates. Discount rates are based upon the level of risk associated with a company's operations and the related degree of certainty with which it can generate such future cash flows. In developing the Discounted Cash Flow Analysis risk premiums above the weighted average cost of capital to each subsidiary were utilized to reflect the political and currency risk associated with the subsidiaries operations in Hungary (10%), Israel (12.5%) and Africa (15%).

     When using a discounted cash flow analysis to value all of the different subsidiaries and business operations that comprise the Company, several factors must be considered: political risk, income and economic structure, economic growth prospects, fiscal policy and budgetary flexibility, public debt burden, monetary policy and price stability, balance of payments flexibility and external debt and liquidity. Therefore Jesup's analysis includes estimated growth rates that it believes will reflect the growth given the current economic and political environment in each of the respective countries that the Company's subsidiaries operate. Jesup further sensitized key indicators for each subsidiary to develop a valuation range taking into account the considerations listed above.

     The matrixes below, which were prepared by Jesup, indicate the estimated value for each of the subsidiaries cash flows based on conservative and optimistic projections. A positive discounted cash flow indicates that the expected cash flow is greater than the Company's cost of capital. At a range of discount rates and various exit multiples shown below the fiscal year 2005 EBITDA, a positive discounted cash flow should be expected. Based on the net present value calculation, as indicated below, the consideration of the Offer ($10.50) is within the valuation range of $7.93 to $12.70. Therefore, in Jesup's opinion, the Common Share Offer Price is fair and reasonable from a financial point of view.


           IIC INDUSTRIES ESTIMATED VALUATION -- HIGHER END OF RANGE
                      (in thousands except per share data)


                                            NPV OF        CONVERSION
                                          CASH FLOWS       RATE TO       NPV OF                               ESTIMATED
                                           IN LOCAL         US$(1)        CASH         IIC'S      ESTIMATED   VALUE PER
                                           CURRENCY        8/29/01       FLOWS     OWNERSHIP(2)     VALUE     IIC SHARE
                                      ----------------- ------------- ----------- -------------- ----------- ----------
Danubius Hotels Group ............... 28,546,872 Ft     277.77 Ft      $102,772         46.3%      $47,583    $  8.36
Agrimill--Agrimpex Rt. and Subs ..... 3,377,580 Ft      277.77 Ft        12,160         64.4%        7,825       1.37
Investor Rt. and Subsidiaries ....... 1,724,945 Ft      277.77 Ft         6,210         99.0%        6,148       1.08
Zoko Ltd. ........................... 37,972.97          4.25             8,939         70.0%        6,257       1.10
Balton CP Limited ................... $  8,814          $ 1.00            8,814         51.0%        4,495       0.79
                                                                       --------                    -------    -------
Total Estimated Value ...............                                  $138,894                    $72,308    $ 12.70
                                                                       ========                    =======    =======


            IIC INDUSTRIES ESTIMATED VALUATION -- LOWER END OF RANGE

                                              NPV OF        CONVERSION
                                            CASH FLOWS       RATE TO                                             ESTIMATED
                                             IN LOCAL         US$(1)       NPV OF         IIC'S      ESTIMATED   VALUE PER
                                             CURRENCY        8/29/01     CASH FLOWS   OWNERSHIP(2)     VALUE     IIC SHARE
                                        ----------------- ------------- ------------ -------------- ----------- ----------
Danubius Hotels Group ................. 18,174,346 Ft     277.77 Ft        $65,429          46.3%     $30,294    $  5.32
Agrimill--Agrimpex Rt. and Subs ....... 1,718,969 Ft      277.77 Ft          6,188          64.4%       3,982       0.70
Investor Rt. and Subsidiaries ......... 1,410,478 Ft      277.77 Ft          5,078          99.0%       5,027       0.88
Zoko Ltd .............................. 18,589.44          4.25              4,376          70.0%       3,063       0.54
Balton CP Limited ..................... $  5,492          $ 1.00             5,492          51.0%       2,801       0.49
                                                                           -------                    -------    -------
Total Estimated Value .................                                    $86,564                    $45,167    $  7.93
                                                                           =======                    =======    =======

IIC Industries' Common Shares Outstanding as of 9/30/01.....5,693,472

----------
(1)   Source: WSJ 8/30/01

(2)   As of 8/29/01.

     The following table outlines the expected future growth rates and operating margins associated with each of the Company's subsidiaries. Revenue growth, operating margins and capital requirement projections were provided by subsidiary management. These projections were further sensitized to develop conservative and optimistic models. Due to the geographic diversity of the Company's subsidiaries and other factors such as Hungary's possible entry into the European Union, political unrest in Israel and several African nations, it is necessary to develop a range of valuations. Therefore, two sets of projections were utilized.

                           IIC INDUSTRIES ASSUMPTIONS

                                              REVENUE GROWTH RATES
                            2000A      2001P      2002P     2003P     2004P     2005P
                         ---------- ----------- --------- --------- --------- ---------
BASIS FOR HIGHER END OF
 RANGE (OPTIMISTIC)
Danubius Hotels Group        18.6%       -0.8%      3.6%      6.6%      7.6%      9.0%
Agrilmill--Agrimpex Rt.
 And Subs                    35.1%       -7.5%     19.6%      6.4%      6.0%      9.7%
Investor Rt. &
 Subsidiaries               n/a           4.0%      4.4%      4.3%      4.1%      7.8%
Zoko Ltd.                   n/a          -3.6%      3.0%      6.0%      9.0%     12.0%
Balton CP Limited            -1.2%        1.0%      2.0%      5.0%      5.0%      5.0%
BASIS FOR LOWER END OF
 RANGE (CONSERVATIVE)
Danubius Hotels Group        18.6%       -0.8%      1.0%      2.9%      3.1%      3.6%
Agrilmill--Agrimpex Rt.
 And Subs                    35.1%       -7.5%      9.8%      3.0%      2.9%      4.7%
Investor Rt. &
 Subsidiaries               n/a           4.0%      2.2%      2.2%      2.1%      4.2%
Zoko Ltd.                   n/a          -3.6%      1.5%      1.5%      5.0%      8.0%
Balton CP Limited            -1.2%        1.0%      1.0%      1.0%      1.1%      1.5%

                          5-YEAR PROJ.
                             AVERAGE                            OPERATING MARGIN
                           GROWTH RATE     2000A      2001P      2002P      2003P      2004P      2005P
                         -------------- ---------- ---------- ---------- ---------- ---------- ----------
BASIS FOR HIGHER END OF
 RANGE (OPTIMISTIC)
Danubius Hotels Group          5.2%         24.6%      22.5%      22.2%      23.4%      25.7%      28.9%
Agrilmill--Agrimpex Rt.
 And Subs                      6.8%          0.4%      -0.2%       4.8%       6.0%       6.9%       8.2%
Investor Rt. &
 Subsidiaries                  4.9%         -9.8%      -8.0%      -4.9%      -4.5%      -3.9%      -3.1%
Zoko Ltd.                      5.3%          1.6%      -0.4%       0.0%       1.7%       2.1%       3.0%
Balton CP Limited              3.6%         24.8%      25.0%      25.4%      24.8%      24.1%      23.5%
BASIS FOR LOWER END OF
 RANGE (CONSERVATIVE)
Danubius Hotels Group          2.0%         24.6%      22.5%      20.0%      18.9%      25.7%      20.1%
Agrilmill--Agrimpex Rt.
 And Subs                      2.6%         -0.4%      -0.2%       3.3%       3.8%       4.3%       4.6%
Investor Rt. &
 Subsidiaries                  2.9%         -9.8%      -8.0%      -4.9%      -4.5%      -3.9%      -3.1%
Zoko Ltd.                      3.2%          1.6%      -0.4%       1.1%       1.5%       2.1%       2.4%
Balton CP Limited              1.3%         24.8%      25.0%      25.6%      25.8%      25.7%      25.7%

Approval of Security Holders.

     Approval of the resolution authorizing the Merger, which is a prerequisite of the Transaction, will not require the approval of any unaffiliated shareholder, whereas the Transaction itself necessitates no shareholder vote whatsoever. However, even without this procedural safeguard, the Filing Persons still believe the Transaction to be fair to the unaffiliated stockholders of the Company. The lack of unaffiliated stockholder approval in no way diminishes Jesup's and the Independent Director's opinion that the Common Share Offer Price is fair and reasonable to the unaffiliated stockholders from a financial point of view.

     The Company is a Delaware company incorporated under the Delaware Act. The Merger may require the affirmative vote of a majority of the Outstanding Common Shares. Prior to the Offer, the Offeror beneficially owned approximately eighty percent (80%) of the Outstanding Common Shares. Consequently, unaffiliated stockholders may retain their Common Shares, and may cast them against the resolution whereby the Merger will be approved, but passage thereof will not be affected by the vote. In addition, please be advised that, under the Delaware Act, if the Offeror owns at least 90% of the Outstanding Common Shares, the Offeror may effectuate the Merger without a vote of the Company's stockholders. Dissenting stockholders are granted appraisal rights under the Delaware Act.

     If you do not approve of the Merger and if you otherwise perfect your appraisal rights in accordance with the Delaware Act, you will be accorded appraisal rights as provided for under the Delaware Act. Within 120 days of the effective date of the Merger, either the Company or any stockholder who has perfected his appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Common Shares held by all stockholders entitled to an appraisal. The Company has no intention of filing such a petition. If no such petition is filed by a stockholder with perfected appraisal rights within such time period, then, in accordance with the Delaware Act, all stockholders shall lose their appraisal rights.

Unaffiliated Representative.

     There have been no negotiations between the Offeror and any unaffiliated stockholders. The Board of Directors of the Company has engaged Jesup to render the Fairness Opinion to assist the Independent Director in his review of the Tender Offer.

     The Offeror has made no provisions for unaffiliated stockholders to have access to its corporate files or to obtain counsel or appraisal services at its expense. Unaffiliated stockholders are asked to contact American Stock Transfer and Trust Company, the Offeror's Information Agent, toll-free at 1-800-937-5449 or the Offeror at 011 44 192 325 0500 with any questions in connection with the Offer; however, access to corporate files or reimbursement of counsel or appraisal services will not be provided.

Approval of Directors.

     The Independent Director has recommended that the stockholders of the Company accept the Tender Offer, in light of the Fairness Opinion, as fair and reasonable. While the Board believes, based on the Fairness Opinion, the recommendation of the Independent Director and other factors, that the Common Share Offer Price is fair and reasonable from a financial point of view to the stockholders of the Company, because of the conflict of interest as a result of the fact that a majority of the Company's directors consist of principals and management of the Offeror, the Board did not make a recommendation to the stockholders of the Company with respect to the Tender Offer. Holders of Common Shares should determine whether to accept the Offer based upon their own assessment of, among other factors, current market value as well as the trading volume of the Common Shares, liquidity needs and investment objectives.

     4. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Report, Opinion or Appraisal.

     The Board of Directors of the Company, consisting of five members (four of whom are affiliated with the Offeror), has received an opinion (the "Fairness Opinion") from Jesup & Lamont Capital Markets, Inc. ("Jesup"), an investment banking firm, which is based on Jesup's analysis as contained within the report relating thereto and concludes that the Common Share Offer Price is fair and reasonable from a financial point of view to the Company's unaffiliated stockholders.

     Mr. Alfred Simon is the Company's only director not affiliated with CP Holdings. The only other non-affiliated director, Mr. Wilfred Wyler, age 93, resigned from the Company's Board of Directors effective June 1, 2001.

Preparer of the Fairness Opinion.

     The Fairness Opinion, attached hereto as an exhibit, was rendered by Jesup to assist the Independent Director in his evaluation of the terms of the Tender Offer.

     Jesup is an investment banking firm which provides a full range of corporate finance, capital markets and financial advisory services to its clients. Jesup regularly engages in the valuation of businesses, assets, and securities as part of its merger and acquisitions advisory services and in connection with negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes of businesses as part of its merger and acquisitions advisory services.

     The Board of Directors of the Company, following the approval of the Independent Director, adopted a resolution to engage Jesup to render a Fairness Opinion to assist the Independent Director of the Company in his review of the Tender Offer. The Board determined that Jesup possessed the requisite expertise and experience to provide the Board with a comprehensive analysis of, and render an opinion with respect to, the Offer. The most significant factor considered by the Board in selecting Jesup was the extensive experience of the Senior Managing Director and his staff.

     There was no relationship, material or otherwise, between Jesup and the Company or the Offeror prior to the Company's retention of Jesup to provide the Fairness Opinion. Jesup is to be paid a fee of $100,000 for its services.

Summary of the Fairness Opinion:

   (i) The Company did not limit the scope of the investigation conducted in the preparation of the Fairness Opinion.

   (ii) The Company engaged Jesup to render a Fairness Opinion to advise the Independent Director whether, from a financial point of view, the price at which the Offeror is offering to purchase the Common Shares was fair to the holders thereof. The Fairness Opinion was prepared in order to assist the Independent Director of the Company in evaluating the terms of the Tender Offer.

   (iii) In conducting its analysis and arriving at its opinion, Jesup considered all financial and other information as it deemed appropriate. With respect to the financial and other information obtained by it from the Company or other sources, Jesup assumed, without independent verification, the accuracy and completeness of such information. The Fairness Opinion is based upon Jesup's interpretation of market, economic and certain industry specific conditions as they exist as of the date thereof and is based, to a large extent, on management's projections and underlying assumptions regarding future performance of the Company's businesses and management's knowledge of the Company's businesses, without seeking independent verification of the reasonableness of these assumptions. The Fairness Opinion does not address the relative merits of the Tender Offer or the Transaction as compared to alternative transactions in which the Company might engage. No independent evaluation or appraisal of the assets or liabilities of the Company was made by Jesup or other independent third party.

   (iv) The methodology applied by Jesup consisted of the following: (A) Comparable Company Analysis: The comparison of the Company, from a financial point of view, with companies which Jesup considered to be generally comparable to the Company, where such information was available,
   (B) Comparable Transaction Analysis: The comparison of each of the Company's subsidiaries with recent business combinations and asset merger transactions with companies which Jesup considered to be generally comparable to the Transaction, where such information was available, and
   (C) Discounted Cash Flow Analysis: A discounted cash flow analysis using an estimated cost of capital for each business segment, developed with management's integrated financial forecasts for the Company with base and growth scenarios for each business segment as well as application of probability factors for achieving the outcome for each of the separate scenarios. Jesup relied heavily on the Discounted Cash Flow Analysis for each subsidiary in developing its Fairness Opinion.

   (v) The Common Share Offer Price of $10.50 per share, net to the seller in cash, without interest, was recommended by the Independent Director and ratified by the Offeror's Board of Directors.

   (vi) Based on the foregoing, it is the opinion of Jesup that the Common Share Offer Price is fair and reasonable from a financial point of view to the unaffiliated stockholders of the Company.

Availability of Documents.

     The Fairness Opinion is attached hereto as an exhibit.

     5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Transactions.

     During fiscal year 2000, Israel Tractor, a wholly-owned subsidiary of the Company, advanced $3.3 million to the Offeror, for a period of up to one year, with the Offeror having an option to renew the loan after giving 30 days prior notice. The loan is linked to the higher of the exchange rate of the U.S. dollar or the increase in the Israeli Consumer Price Index, and bears linked interest, which is charged quarterly, at the annual rate of 4%, based on the linkage terms of the principal of the loan. As of September 30, 2001, the outstanding balance of the loan was $1.5 million.

Significant Corporate Events.

     On May 24, 2001, the Board of Directors CP Holdings met to discuss the possibility of launching a tender offer for all of the Common Shares that CP Holdings did not already own. Although the Board has been considering a tender offer for a number of years, this year Sir Bernard Schreier, the Chairman and controlling stockholder of CP Holdings, decided that with the hiring of a new Finance Director at CP Holdings who was supportive of the concept of a tender offer, to recommend to the Board to pursue a tender offer. At the meeting, the Board discussed the steps needed to be taken to take the Company private, including a merger with a wholly-owned subsidiary of CP Holdings. The Board was advised of the requirements under Delaware law of long- and short-form mergers, and since CP Holdings already owned nearly 80% of the Company's outstanding common stock, the Board authorized the commencement of a tender offer for all the outstanding share of the Company, with the intention of receiving at least enough stock to bring CP Holdings' percentage of ownership up to 90% to thus enable CP Holdings to effectuate a short-form merger with the Company.

     On June 22, 2001, the Company received notice from the Offeror that the Offeror intended to commence the Tender Offer and promptly after the closing of the Tender Offer, to effectuate the Merger. The Offeror stated, however, that it would not commence the Tender Offer without the full support of the Board of Directors of the Company. The Board of Directors promptly appointed the Independent Director to assess the Tender Offer and to prepare a recommendation to the full Board. The Board engaged Jesup to prepare a Fairness Opinion to assist the Independent Director in his review of the Tender Offer. The initial price proposed for the common shares by the Offeror was $10.00 per share.


     Over the course of the summer, the Independent Director conducted his evaluation and assessment of the Tender Offer, including a number of phone conversations and meetings with Mr. Michael Zareillo, Senior Managing Director of Jesup. Jesup kept the Independent Director appraised during its drafting of the Fairness Opinion, including providing the Independent Director with preliminary drafts of the Fairness Opinion and discussing with the Independent Director the various analysis utilized by Jesup in developing the Fairness Opinion. The Independent Director has been a member of the Company's Board of Directors for over ten years, is a CPA, and has a background in analyzing companies and fairness opinions. Upon receiving the final draft of the Fairness Opinion (which was not materially different from the earlier preliminary drafts reviewed by the Independent Director) in early September, the Independent Director traveled to London to meet with Mr. Paul Filer, the Financial Director of CP Holdings. The meeting took place on September 10, 2001, prior to the Company's Board meeting (see below). At the meeting, the Independent Director negotiated an increase in the purchase price for the Common Shares from the price initially proposed by the Offeror of $10.00 per share to the price actually offered by the Offerer (the Common Share Offer Price) of $10.50 per share, based on his analysis of the Tender Offer, and the fact that an offering price of $10.50 per share is beyond the mid-point of the valuation range developed by Jesup.


     On September 10, 2001, at a meeting of the Company's Board of Directors, Jesup presented its final Fairness Opinion to the Board and the Independent Director. The Independent Director then recommended that the unaffiliated stockholders of the Company accept the Tender Offer, in light of the Fairness Opinion, as fair and reasonable. While the Board believes, based on the Fairness Opinion, the recommendation of the Independent Director and other factors, that the Common Share Offer Price is fair and reasonable from a financial point of view to the unaffiliated stockholders of the Company, because of the conflict of interest as a result of the fact that a majority of the Company's directors consist of principals and management of the Offeror, the Board did not make a recommendation to the unaffiliated stockholders of the Company with respect to the Tender Offer. The closing price for the Common Shares on September 10, 2001 was $13.00 per share.


     At a meeting of the Offeror's Board of Directors on Monday, September 10, 2001, the Offeror's Board reviewed all of the documentation related to the Tender Offer, including the Fairness Opinion, and was prepared to commence the Tender Offer within days. However, after the catastrophic events resulting from the terrorist attack on the World Trade Center in New York City the next day, the Offeror determined to temporarily postpone the commencement of the Tender Offer. Thereafter, the Offeror's Board discussed a possible adjustment to the Common Share Offer Price based on the World Trade Center disaster and its impact on the global economy, including the significant downward valuation of equities in general on a world-wide basis. The Offeror's Board also specifically focused on the anticipated downward trend to the hotel industry, which is a key component of the Company's business and operations, resulting from the reluctance of business and leisure travelers to fly and utilize hotel facilities. The Offeror nonetheless decided not to adjust the Common Share Offer Price as a result of the tragic events of September 11.

Agreements

     The Company, along with the Offeror, has entered into separate Indemnification Agreements with Alfred Simon, the Independent Director and Jesup, in connection with their participation in the Tender Offer.

Negotiations or Contracts

     There have not been any negotiations or material contacts concerning any
(i) merger, (ii) consolidation, (iii) acquisition, (iv) tender offer for or other acquisition of any class of the Company's securities, (v) election of the Company's directors or (vi) sale or other transfer of a material amount of assets of the Company, during the past two years between any Filing Persons and the Company or its affiliates, nor between or among the affiliates or between or among the Company or its affiliates and any unaffiliated party.

     6. FINANCING THE OFFER

     The total amount of funds required by the Offeror to purchase all of the outstanding Common Shares, other than those beneficially owned by the Offeror, is expected to be approximately $12.7 million. The Offeror has in excess of $13 million in cash with which to pay for the Common Shares.

     7. BENEFICIAL OWNERSHIP OF THE COMMON SHARES

     The following table sets forth certain information, as of November 30, 2001, concerning the Common Shares that are beneficially owned by the Offeror and its affiliates, and the officers and directors of the Company and by a 10% stockholder of the Offeror.

                                                   SHARES OF
                                                 COMMON STOCK
NAME AND ADDRESS OF BENEFICIAL OWNER          BENEFICIALLY OWNED     PERCENT OF CLASS
------------------------------------------   --------------------   -----------------
Kenyon Phillips Limited(1) ...............         4,484,387               78.8%
c/o CP Holdings Limited
Otterspool Way
Watford
Hertfordshire WD25 8JP England
CP Holdings Limited ......................         4,484,387(2)            78.8%
Otterspool Way
Watford
Hertfordshire WD25 8JP England
Robert M. Levy(3) ........................                 0                 --
50/1, Belsize Square
London, NW3 4HN England
John Smith(3) ............................                 0                 --
10 Bearswood End
Beaconsfield, Bucks HP9 2NR England
Robert Glatter(3) ........................                 0                 --
41 Downage
London, NW4 1AS England
The Estate of Gideon Schreier(4) .........            68,000                1.2%
Kensworth House
The Lynch, Nr. Kensworth
S Beds LU6 3QZ England
Fortunee F. Cohen ........................                96(5)               *
1967 East 1st Street
Brooklyn, New York 11223 .................

----------
* Represents beneficial ownership of less than 1% of the total outstanding Common Shares.

(1) Kenyon Phillips Ltd., a wholly-owned subsidiary of the Offeror ("Kenyon"), directly owns an aggregate of 4,484,387 Common Shares, constituting 78.8% of the Company's outstanding securities.

(2) Represents 4,484,387 Common Shares beneficially owned by CP Holdings through Kenyon. Sir Bernard Schreier is Chairman of the Offeror, and Chairman and President of the Company. Sir Bernard owns 5% of the Offeror's voting securities. Sir Bernard also serves as trustee for (i) a trust for the benefit of his late son's family, which owns 30% of the Offeror's voting securities, (ii) a trust for the benefit of his daughter, which owns 25% of the Offeror's voting securities, and (iii) a trust for the benefit of his daughter's children, which owns 5% of the Offeror's voting securities. In addition, Sir Bernard's daughter owns 25% of the Offeror's voting securities.


(3) Mr. Levy is an executive director of the Offeror and a director of the Company. Mr. Smith is an executive director of the Offeror and Chief Financial Officer, Assistant Secretary and a director of the Company. Mr. Glatter is a non-executive director of the Offeror and a director of the Company.

(4) The Estate of Gideon Schreier owns 10% of the Offeror's voting securities. Sir Bernard Schreier is not an affiliate of the Estate.

(5) Represents 96 Common Shares beneficially owned by Fortunee F. Cohen, as custodian for Joyce Cohen and Elliot Cohen, who each own 48 Common Shares. Ms. Cohen is the Company's Secretary.

     8. TRANSACTIONS CONCERNING THE COMMON SHARES

     The following table sets for certain information concerning purchases of the Common Shares by the Offeror during the past two years.

                                 NO. OF SHARES         RANGE OF            AVERAGE
DATE                               PURCHASED        PURCHASE PRICES     PURCHASE PRICE
----                            ---------------   ------------------   ---------------
   2nd Quarter 2000 .........           672       $ 9.75                  $  9.75
   1st Quarter 2001 .........         1,940       $10.00 -- $13.00        $ 12.63
   2nd Quarter 2001 .........        53,200       $13.50 -- $14.00        $ 13.99


     9. MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a general summary of the U.S. federal income tax consequences of a sale of Common Shares pursuant to the Offer based on current U.S. federal income tax law, including the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, Internal Revenue Service rulings and judicial decisions, now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes could be retroactively applied in a manner that could adversely affect a tendering shareholder. Each shareholder should consult his or her own tax advisor for a full understanding of the tax consequences of such a sale, including potential state, local and foreign taxation by jurisdictions of which the shareholder is a citizen, resident or domiciliary.

     It is anticipated that shareholders (other than tax-exempt persons) who are citizens and/or residents of the U.S., corporations, partnerships or certain other entities created or organized in or under the laws of the U.S. or any State thereof or the District of Columbia, estates the income of which is subject to U.S. federal income taxation regardless of the source of such income, and trusts if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust ("U.S. Shareholders"), and who sell Common Shares pursuant to the Offer will generally recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash they receive pursuant to the Offer and their adjusted tax basis in the Common Shares sold. This gain or loss will be capital gain or loss if the Common Shares sold are held by the tendering U.S. Shareholder at the time of sale as capital assets and will be treated as either long-term or short-term if the Common Shares have been held at that time for more than one year or for one year or less, respectively. Any such long-term capital gain realized by a non-corporate U.S. Shareholder will be taxed at a maximum rate of 20%. This U.S. federal income tax treatment, however, is based on the assumption that tendering shareholders will either tender all shares owned by them (including shares constructively owned by such tendering shareholders pursuant to the provisions of Section 318 of the Code) or if they tender less than all shares owned by them their continuing ownership interest in the Company (including shares constructively owned by such tendering shareholder pursuant to the provisions of Section 318 of the Code) will be sufficiently reduced to qualify the sale as a sale rather than a distribution for U.S. federal income tax purposes. It is therefore possible that the cash received for the Common Shares would be taxable as a distribution by the Company, rather than as a gain from the sale of the Common Shares. In that event, the cash received by a U.S. Shareholder will be taxable as a dividend (i.e., as ordinary income) to the extent of the U.S. Shareholder's allocable share of the Company's current or accumulated earnings and profits, with any excess of cash received over the portion so taxable as a dividend constituting first a non-taxable return of capital to the extent of the U.S. Shareholder's tax basis in the Common Shares sold with the excess cash, if any, being treated as either long-term or short-term capital gain from the sale of the Common Shares depending on the holding period of such Common Shares.

     The Company may be required to withhold 31% of the gross proceeds paid to a U.S. Shareholder or other payee pursuant to the offer unless either: (a) the U.S. Shareholder has completed and submitted to the Company an IRS Form W-9 (or Substitute Form W-9), providing the U.S. Shareholder's employer identification number or social security number, as applicable, and certifying under penalties of perjury that: (a) such number is correct; (b) either (i) the U.S. Shareholder is exempt from backup withholding, (ii) the U.S. Shareholder has not been notified by the Internal Revenue Service that the U.S. Shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the Internal Revenue Service has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding; or (c) an exception applies under applicable law.

                                   THE OFFER

     1. TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer, the Offeror, through its wholly-owned subsidiary Kenyon Phillips Acquisition, LLC, will purchase all Common Shares at a purchase price of $10.50 net per share, in cash, without interest, that are validly tendered and not withdrawn prior to the expiration of the Offer. There are no accrued dividends on the Common Shares. If at the Expiration Date, all of the Common Shares have not been tendered, the Offeror may extend the Expiration Date for an additional period or periods of time by making public announcement and giving oral or written notice of the extension to the Depositary. During any such extension, all Common Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the shareholder's right to withdraw the Common Shares. See "THE OFFER -- 4. Withdrawal Rights."

     Subject to the applicable regulations of the Commission, the Offeror also reserves the right, in its sole discretion, at any time or from time to time prior to the expiration of the Offer to: (a) terminate the Offer (whether or not any Common Shares have been purchased) if any condition referred to in "THE OFFER -- 9. Conditions to the Offer" has not been satisfied or upon the occurrence of any event specified in "THE OFFER -- 9. Conditions to the Offer"; and (b) waive any condition or otherwise amend the Offer in any respect, in each case by giving oral or written notice of the termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof. The Offeror acknowledges (a) that Rule 14e-1(c) under the Exchange Act requires it to pay the consideration offered or return the Common Shares tendered promptly after the termination or withdrawal of the Offer and (b) that the Offeror may not delay purchase of, or payment for, any Common Shares upon the occurrence of any event specified in "THE OFFER -- 9. Conditions to the Offer" without extending the period of time during which the Offer is open.

     The rights the Offeror reserves in the preceding paragraph supplement but do not replace its rights described in "THE OFFER -- 9. Conditions to the Offer." Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Offeror may choose to make any public announcement, subject to applicable law (including Rules 13e-4(e), 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Common Shares), the Offeror will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to Business Wire.

     If the Offeror makes a material change in the terms of the Offer, or if the Offeror waives a material condition to the Offer, the Offeror will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 13e-3(e), 13e-4(e), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date, the Offeror decreases the number of Common Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Common Shares, the Offeror will extend the Offer at least until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City Time.

     Consummation of the Offer is conditioned upon satisfaction of the conditions set forth in "THE OFFER -- 9. Conditions to the Offer." The Offeror reserves the right (but is not obligated), in accordance with applicable rules and regulations of the Commission, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, the Offeror may elect to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Common Shares until the expiration of the Offer, as extended, subject to the terms of the Offer; or (b) terminate the Offer and not accept for payment any Common Shares and return all tendered Common Shares to tendering stockholders. In the event that the Offeror waives any condition set forth in "THE OFFER -- 9. Conditions to the Offer," the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to the stockholders, require that the Offer remain open for an additional period of time and/or that the Offeror disseminates information concerning such waiver.

     This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of the Common Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of the Common Shares.

     2. ACCEPTANCE FOR PAYMENT AND PAYMENT

     Upon the terms and subject to the conditions of the Offer (including, if the Offeror extends or amends the Offer, the terms and conditions of the Offer as so extended or amended), the Offeror will purchase, by accepting for payment, and will pay for, all Common Shares validly tendered and not properly withdrawn (as permitted under "THE OFFER -- 4. Withdrawal Rights") promptly after the Expiration Date if all of the conditions to the Offer set forth in "THE OFFER -- 9. Conditions to the Offer" have been satisfied or waived on or prior to the Expiration Date.

     In all cases, the Offeror will pay for the Common Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Common Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Common Shares into the Depositary's account (referred to herein, where appropriate, as the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Common Shares;"
(b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of

Transmittal requires. Accordingly, payment may be made to tendering stockholders at different times. See "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Common Shares" for a description of the procedure for tendering Common Shares pursuant to this Offer.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Common Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Offeror may enforce that agreement against the participant.

     For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and purchased, Common Shares validly tendered and not withdrawn if, as and when the Offeror gives written notice to the Depositary of acceptance of the Common Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Common Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Common Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Offeror and transmitting payment to validly tendering stockholders.

     Under no circumstances will the Offeror pay interest on the Common Share Offer Price for the Common Shares, regardless of any extension of the Offer or any delay in making such payment.

     If the Offeror does not purchase any tendered Common Shares pursuant to the Offer for any reason, or if stockholders submit Share Certificates representing more Common Shares than they wish to tender, the Offeror will return Share Certificates representing unpurchased or untendered Common Shares, without expense to the shareholder (or, in the case of Common Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares," the Common Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

     If, prior to the Expiration Date, the Offeror increases the price offered to holders of Common Shares in the Offer, the Offeror will pay the increased price to all holders of Common Shares that it purchases in the Offer, whether or not the Common Shares were tendered before the increase in price.

     3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING THE COMMON SHARES

     To tender Common Shares pursuant to this Offer, stockholders must deliver before the expiration of this Offer to the Depositary at its address set forth on the back cover of this Offer to Purchase (1) either (a) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (and any other documents required by the Letter of Transmittal) or (b) an Agent's Message in connection with a book-entry delivery of Common Shares and (2) either (a) the Share Certificates for the tendered Common Shares must be received by the Depositary at its address, (b) the Common Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary or (c) stockholders must comply with the guaranteed delivery procedures described below.

     The method of delivery of Common Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the stockholder's option and sole risk, and delivery will be considered made only when the Depositary actually receives the Common Shares. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, stockholders should allow sufficient time to ensure timely delivery.

Book-Entry Transfer.

     The Depositary will make a request to establish an account with respect to the Common Shares at the Book-Entry Transfer Facility for the purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Common Shares by causing the Book-Entry Transfer

Facility to transfer the Common Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Common Shares may be delivered through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at its address set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or stockholders must comply with the guaranteed delivery procedure set forth below. Delivery of documents to the Book-Entry Transfer facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

Signature Guarantees.

     A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution") must guarantee signatures on the Letter of Transmittal, unless the Common Shares tendered are tendered (a) by a registered holder of Common Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution.

     If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Common Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery.

     If stockholders want to tender Common Shares in the Offer but do not have Share Certificates immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, such Common Shares may nevertheless be tendered if stockholders comply with all of the following guaranteed delivery procedures:

     (a) the tender is made by or through an Eligible Institution;

     (b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by the Offeror, on or before the Expiration Date; and

     (c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Common Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three (3) trading days after the date of execution of the Notice of Guaranteed Delivery.

     Stockholders may deliver the Notice of Guaranteed Delivery by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     Notwithstanding any other provision of the Offer, the Offeror will pay for Common Shares only after the conditions to the Offer have been met and only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Common Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Common Shares have been transferred into the Depositary's account at the Book-Entry Transfer Facility.

Backup Federal Income Tax Withholding.

     Under the backup federal income tax withholding laws applicable to certain stockholders (other than certain exempt stockholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold 31% of the amount of any payments made to those stockholders pursuant to the Offer. To prevent backup federal income tax withholding, stockholders must provide the Depositary with their correct taxpayer identification number and certify that they are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal.

Determination of Validity.

     All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Common Shares will be determined by the Offeror, in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel for the Offeror, be unlawful. The Offeror also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Common Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders.


     The Offeror's interpretation of the terms and conditions of the Offer will be final and binding. No tender of Common Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by the Offeror. None of the Offeror nor any of its affiliates or assigns, the Depositary or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Binding Agreement.

     The Offeror's acceptance for payment of Common Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the Offeror and each individual stockholder upon the terms and subject to the conditions of the Offer.

     4. WITHDRAWAL RIGHTS

     Except as described in this Section 4, tenders of Common Shares made in the Offer are irrevocable. Stockholders may withdraw Common Shares that they have previously tendered in the Offer at any time on or before the Expiration Date.

     In order for the withdrawal to be effective, stockholders must deliver a written or facsimile transmission notice of withdrawal to the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the stockholder's name, the number of Common Shares that such stockholder wants to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Common Shares as shown on the Share Certificate, if different from such stockholder's name. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, stockholders must submit the serial numbers shown on the particular certificates evidencing the Common Shares to be withdrawn and an Eligible Institution, as defined in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares," must guarantee the signature on the notice of withdrawal, except in the case of Common Shares tendered for the account of an Eligible Institution. If Common Shares have been tendered pursuant to the procedures for book-entry transfer set forth in "THE OFFER -- 3. Procedures for Accepting the Offer and Tendering Shares," the notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Common Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Stockholders may not rescind a withdrawal of Common Shares. Any Common Shares that stockholders withdraw will be considered not validly tendered for purposes of the Offer, but stockholders may tender their Common Shares again at any time before the Expiration Date by following any of the procedures described in "THE OFFER --
3. Procedures for Accepting the Offer and Tendering Shares."

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion, which determination will be final and binding. Neither the Offeror, any of its respective affiliates or assigns, the Depositary or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     5. PRICE RANGE OF THE COMMON SHARES; DIVIDENDS

     The Company's Common Shares are traded in the Nasdaq SmallCap Market under the symbol "IICR." The following table sets forth for the periods indicated the range of the high and low bid quotations for the Company's Common Shares as quoted on the Nasdaq SmallCap Market. The reported bid quotations reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.




 PERIOD                                    HIGH        LOW
 ------                                    ----        ---
  2001   1st Quarter ..................   $ 14.00     $ 11.38
         2nd Quarter ..................   $ 16.50     $ 11.72
         3rd Quarter ..................   $ 14.00     $ 12.00
         4th Quarter to date ..........   $ 12.75     $ 10.45
  2000   1st Quarter ..................   $ 11.75     $  9.75
         2nd Quarter ..................   $ 10.25     $  9.75
         3rd Quarter ..................   $ 14.50     $  9.50
         4th Quarter ..................   $ 13.87     $ 11.50
  1999   1st Quarter ..................   $ 11.50     $  9.00
         2nd Quarter ..................   $ 11.25     $  9.50
         3rd Quarter ..................   $ 11.50     $  9.25
         4th Quarter ..................   $ 12.75     $  9.50


     The closing price for the Common Shares on December 7, 2001, was $11.20.


     Although the Offeror expects any untendered Common Shares to continue to be traded after the consummation of the Offer, to the extent that the Common Shares are traded, the prices of Common Shares may fluctuate depending on the trading volume and the balance between buy and sell orders. The Offeror believes that the trading market for the Common Shares that remain outstanding after the Offer will be very limited.

     The Offeror and its affiliates, including its executive officers and directors, will be prohibited under applicable federal securities law from repurchasing additional Common Shares outside of the Offer until at least the 10th business day after the Expiration Date. Following such time, if any Common Shares remain outstanding, the Offeror may purchase additional Common Shares in the open market, in private transactions, through a subsequent offer, or otherwise, any of which may be consummated at purchase prices higher or lower than that offered in the Offer described in this Offer to Purchase. The decision to repurchase additional Common Shares, if any, will depend upon many factors, including the market price of the Common Shares, the results of the Offer and general economic and market conditions. Any such repurchase may be on the same terms or on terms more or less favorable to stockholders than the terms of the Offer as described in this Offer to Purchase.

     As of November 30, 2001, there were 1,281 registered holders of the Common Shares. Dividends on the Common Shares have not been paid since 1989. There are no accrued dividends on the Common Shares. The Company has no present intention to pay dividends on the Common Shares in the near future.

     6. CERTAIN INFORMATION CONCERNING CP HOLDINGS

General.

     CP Holdings Limited is organized under the laws of United Kingdom with its principal executive offices located at Otterspool Way, Watford, Hertfordshire, United Kingdom WD25 8JP, and its phone number is 011 44 192 325 0500. Its principal business is the holding of shares in various companies whose businesses encompass serviced offices, hotels, earth moving equipment and general trading

Directors and Executive Officers.

     The names of the current directors and executive officers of CP Holdings and certain information about them, as of November 30, 2001, are set forth below.

NAME                              POSITION                   COUNTRY OF CITIZENSHIP
----                              --------                   -----------------------
Sir Bernard Schreier ..........   Chairman                   United Kingdom
Mrs. Iris Gibbor ..............   Non-Executive Director     United Kingdom
Mr. Robert M. Levy ............   Executive Director         United Kingdom
Lady Lilly Schreier ...........   Non-Executive Director     United Kingdom
Mr. Paul Filer ................   Executive Director         United Kingdom
Mr. Robert Glatter ............   Non-Executive Director     United Kingdom
Mr. Eric Lewis ................   Legal Director             United Kingdom
Mr. John E. Smith .............   Executive Director         United Kingdom

     Set forth below is a biographical description of each director and executive officer of CP Holdings based on information supplied by each of them.

     Sir Bernard Schreier has been the Chairman of CP Holdings for over 20 years. Since August 1989, Sir Bernard has been the Chairman of the Board of IIC Industries and since October 1989, has been President of IIC Industries. Sir Bernard also serves as Deputy Chairman of Bank Leumi (UK) PLC and is currently a director of Bank Leumi (Switzerland).

     Mrs. Iris Gibbor has been Non-Executive Director of CP Holdings since February 1998. Prior to that, Mrs. Gibbor was not employed.

     Mr. Robert M. Levy has been an Executive Director of CP Holdings since May 1998, with the primary responsibility of overseeing its world-wide operations. Mr. Levy has been a director of IIC Industries since November 2000. Prior to that, Mr. Levy was a manager with Bank Leumi, both in Israel and the United Kingdom.

     Lady Lilly Schreier has been Non-Executive Director of CP Holdings for over 20 years.

     Mr. Paul Filer has been an Executive Director of CP Holdings since November 2000, with the primary responsibility of overseeing its financial affairs. Mr. Filer joined CP Holdings in September 2000. From September 1999 to August 2000, Mr. Filer was a self-employed consultant. From June 1997 to August 1999, Mr. Filer was Chief Financial Officer of Lionsgate Group, a property business and from April 1996 to April 1997, Mr. Filer was Group Finance Director of Action Computer Supplies, an information technology distribution business.

     Mr. Robert Glatter has been a Non-Executive Director of CP Holdings since May 1998. Mr. Glatter has been a director of IIC Industries since August 2000. Prior to that, Mr. Glatter was a partner of Blick Rothenberg, Chartered Accountants. Mr. Glatter currently serves as a director of Bank Leumi (UK).

     Mr. Eric Lewis has been Legal Director of CP Holdings since January 1992. Prior to that, Mr. Lewis was a senior partner at the law firm of Kennedys.

     Mr. John E. Smith has been an Executive Director of CP Holding since January 1992, with the primary responsibility of overseeing its Hungarian operations. Mr. Smith has been a director of IIC Industries since October 1998, and Chief Financial Officer and Assistant Secretary of IIC Industries since November 2000.

     With the exception of Sir Bernard, Lady Schreier and Mrs. Iris Gibbor, who are husband, wife and daughter, there are no family relationships among CP Holdings' directors and executive officers.

     During the last five years, to the best knowledge of the Offeror, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     7. CERTAIN INFORMATION CONCERNING IIC INDUSTRIES

General.

     IIC Industries Inc. is organized under the laws of Delaware with its principal executive offices located at 171 Madison Avenue, New York, New York 10016, and its phone number is (212) 889-7201. Its principal business is the holding of shares in various companies whose businesses primarily encompass (i) the processing and storage of agricultural products in Hungary, (ii) the distribution of tractors and other heavy equipment in Israel, and (iii) the sale of agricultural, communications and electrical equipment in Africa. In addition, IIC Industries also owns an interest in Danubius Hotel & Spa Rt.

Directors and Executive Officers.

     The names of the current directors and executive officers of IIC Industries and certain information about them, as of November 30, 2001, are set forth below.

NAME                               POSITION                     COUNTRY OF CITIZENSHIP
----                               --------                     -----------------------
Sir Bernard Schreier ...........   Chairman, President and      United Kingdom
                                   Director
Ms. Fortunee F. Cohen ..........   Secretary                    United States
Mr. Robert M. Levy .............   Director                     United Kingdom
Mr. Robert Glatter .............   Director                     United Kingdom
Mr. John E. Smith ..............   Chief Financial Officer,     United Kingdom
                                   Assistant Secretary and
                                   Director
Mr. Alfred L. Simon ............   Director                     United States

     Set forth below is a biographical description of each director and executive officer of IIC Industries based on information supplied by each of them.

     Sir Bernard Schreier has been the Chairman of the Board and a Director of IIC Industries since August 6, 1989, and has been President of IIC Industries since October 25, 1989. Sir Bernard serves as Chairman of the Board of CP Holdings Limited. CP Holdings Limited, which through a wholly-owned subsidiary, is the majority stockholder of IIC Industries. Sir Bernard also serves as Deputy Chairman of Bank Leumi (UK) PLC and is currently a director of Bank Leumi (Switzerland).

     Fortunee F. Cohen has been Secretary of IIC Industries since October 25, 1989. Prior to her appointment as Secretary, Ms. Cohen was the Director of Shareholder Relations of IIC Industries.

     Robert M. Levy was elected as Director of IIC Industries on November 14, 2000. Mr. Levy has been an Executive Director of CP Holdings since May 1, 1998. Prior to that, Mr. Levy was a manager with Bank Leumi, both in Israel and the United Kingdom.

     Robert Glatter was appointed a Director of IIC Industries on August 1, 2000. Since June 1967, Mr. Glatter has been self-employed as a financial consultant. Mr. Glatter has been a Non-Executive Director of CP Holdings Limited since May 1, 1998. Prior to that, Mr. Glatter was a partner of Blick Rothenberg, Chartered Accountants. Mr. Glatter currently serves as a director of Bank Leumi (UK).

     John E. Smith was appointed a Director of IIC Industries on October 25, 1998. Mr. Smith has been the Chief Financial Officer and Assistant Secretary of IIC Industries since November 2000. Mr. Smith has been an Executive Director of CP Holdings Limited since January 1, 1992.

     Alfred L. Simon has been a Director of IIC Industries since September 4, 1990. Since June 1988, Mr. Simon has been a Managing Associate of American Capital Group. From 1985 to 1987, Mr. Simon was Vice President of Corporate Finance at Gruntal & Co., Incorporated.

     There are no family relationships among IIC Industries' directors and executive officers.

     During the last five years, to the best knowledge of IIC Industries, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     8. CERTAIN INFORMATION CONCERNING KENYON PHILLIPS ACQUISITION

General.

     Kenyon Phillips Acquisition, LLC is a limited liability company organized under the laws of Delaware with its principal executive offices located at 171 Madison Avenue, New York, New York 10016, and its phone number is (212) 889-7201. CP Holdings is the sole member of Kenyon Phillips Acquisition and its business purpose is to acquire the Common Shares of IIC Industries in connection with the Tender Offer.

Directors and Executive Officers.

     The names of the current executive officers of Kenyon Phillips Acquisition and certain information about them, as of November 30, 2001, are set forth below.

NAME                               POSITION      COUNTRY OF CITIZENSHIP
----                               --------      -----------------------
Mr. Paul Filer .................   President     United Kingdom
Ms. Fortunee F. Cohen ..........   Secretary     United States

     Set forth below is a biographical description of each executive officer of Kenyon Phillips Acquisition based on information supplied by each of them.

     Mr. Paul Filer has been President of Kenyon Phillips Acquisition since October 11, 2001. Mr. Filer has been an Executive Director of CP Holdings Limited since November 2000, with the primary responsibility of overseeing its financial affairs. Mr. Filer joined CP Holdings Limited in September 2000. From September 1999 to August 2000, Mr. Filer was a self-employed consultant. From June 1997 to August 1999, Mr. Filer was Chief Financial Officer of Lionsgate Group, a property business and from April 1996 to April 1997, Mr. Filer was Group Finance Director of Action Computer Supplies, an information technology distribution business.

     Fortunee F. Cohen has been Secretary of Kenyon Phillips Acquisition since October 11, 2001. Ms. Cohen has been Secretary of IIC Industries Inc. since October 25, 1989. Prior to her appointment as Secretary, Ms. Cohen was the Director of Shareholder Relations of IIC Industries Inc.

     There are no family relationships among Kenyon Phillip Acquisition's officers.

     During the last five years, to the best knowledge of Kenyon Phillips Acquisition, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     9. CONDITIONS TO THE OFFER

     Notwithstanding any other term of the Offer, the Offeror will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Offeror's obligation to pay for or return tendered Common Shares after the termination or withdrawal of the Offer), pay for any Common Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, if:

     (1) there will be pending or overtly threatened any suit, action or proceeding brought by or on behalf of any governmental entity, or any suit, action or proceeding brought by or on behalf of any stockholder of the Company or any other person or party (A) challenging the acquisition of any Common Shares pursuant to the Offer, seeking to restrain or prohibit the making or consummation of the Offer, or alleging that any such acquisition or other transaction relates to, involves or constitutes a breach of fiduciary duty by the Company' directors or a violation of federal securities law or applicable corporate law or (B) seeking to impose a material condition to the Offer which would be adverse to the Company's stockholders;

     (2) there will be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or any other action will be taken by any governmental entity or court, that is reasonably likely to result, in any of the consequences referred to in clauses (A) and (B) of paragraph (1) above;

     (3) there will have occurred (A) any general suspension of, shortening of hours for or limitation on prices for trading in the Common Shares in the over-the-counter market (whether or not mandatory), (B) the declaration of a banking moratorium or any suspension of payments in respect of banks either in the United Kingdom or the United States (whether or not mandatory), (C) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving either the United Kingdom or the United States or any country, jurisdiction or territory in which the Company or its subsidiaries or affiliates operates and having a material adverse effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Offer (subject to clause (E) of this paragraph, the Offeror waives the conditions set forth in this Clause (C) as they relate solely to the recent hostilities in Afghanistan involving the United States and the United Kingdom) , (D) any limitation or proposed limitation (whether or not mandatory) by any U.K. or U.S. governmental authority or agency, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions, or (E) in the case of any of the situations described in clauses (A) through (D) inclusive existing at the date of commencement of the Offer, a material escalation or worsening thereof; or

     (4) there will have occurred or be likely to occur any event or series of events that, in the reasonable judgment of the Offeror, would or might prohibit, prevent, restrict or delay consummation of the Offer or that will, or is reasonably likely to, impair the contemplated benefits to the Offeror of the Offer, or otherwise result in the consummation of the Offer not being or not being reasonably likely to be in the best interest of the Offeror; which, in the reasonable judgment of the Offeror, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment for Common Shares.

     The foregoing conditions are for the sole benefit of the Offeror and its affiliates and may be asserted by the Offeror regardless of the circumstances giving rise to such condition or may, prior to the expiration of the Offer, be waived by the Offeror in whole or in part at any time and from time to time in its sole discretion. If any condition to the Offer is not satisfied or waived by the Offeror prior to the Expiration Date, the Offeror reserves the right (but shall not be obligated), subject to applicable law, (i) to terminate the Offer and return the tendered Common Shares to the tendering stockholders; (ii) to waive all unsatisfied conditions and accept for payment and purchase all Common Shares that are validly tendered (and not withdrawn) prior to the Expiration Date; (iii) to extend the Offer and retain the Common Shares that have been tendered during the period for which the Offer is extended; or (iv) to amend the Offer. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of or otherwise affect any other rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described above will be final and binding upon all parties.

     The Offeror acknowledges that the Commission believes that (a) if the Offeror is delayed in accepting the Common Shares it must either extend the Offer or terminate the Offer and promptly return the Common Shares and (b) the circumstances in which a delay in payment is permitted are limited and do not include unsatisfied conditions of the Offer.

     10. LEGAL MATTERS

     The Offeror is not aware of any license or regulatory permit that appears to be material to the business of the Company and that might be adversely affected by the Offeror's acquisition of Common Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of the Common Shares by the Offeror pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought and if such approval could not be obtained in a timely manner, the Offer would be terminated.

     11. FEES AND EXPENSES

     Except as otherwise provided herein, all fees and expenses incurred in connection with the Offer will be paid by the party incurring such fees and expenses, except that the Offeror will pay for all fees and expenses relating to the filing, printing and mailing of the documents in connection with the Offer. Estimated fees and expenses to be incurred by the Offeror in connection with the Offer are as follows:



       Depositary Fees .......................................    $ 15,000
       Accounting, Legal and Other Professional Fees .........    $ 75,000
       Printing and Mailing Costs ............................    $ 23,500
       Commission Filing Fees ................................    $  2,540
       Miscellaneous .........................................    $  3,960
                                                                  --------
       Total .................................................    $120,000
                                                                  ========

     Jesup was paid $100,000, plus expenses, by the Company for the preparation of the Fairness Opinion.

     Directors, officers and regular employees of the Offeror and its affiliates (who will not be specifically compensated for such services) may contact stockholders by mail, telephone, telex, telegram messages, mailgram messages, datagram messages and personal interviews regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Common Shares. The Offeror will reimburse its affiliates for the time that the employees of such affiliates spend performing such services.

     Except as set forth above, neither the Offeror nor any person acting on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

     12. MISCELLANEOUS

     The Depositary for the Offer is American Stock Transfer and Trust Company. All deliveries, correspondence and questions sent or presented to the Depositary relating to the Offer should be directed to the address or telephone number set forth on the back cover of this Offer to Purchase. The Offeror will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses.

     The Depositary does not assume any responsibility for the accuracy or completeness of the information concerning the Offeror or its affiliates contained in this Offer to Purchase or for any failure by the Offeror to disclose events that may have occurred and may affect the significance or accuracy of such information.

     Brokers, dealers, commercial banks and trust companies will be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding material to their customers. the Offeror will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Common Shares pursuant to the Offer.

     The Offeror is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Offeror becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Common Shares, the

Offeror will make a good faith effort to comply with that state statute. If, after a good faith effort, the Offeror cannot comply with the state statute, it will not make the Offer to, nor will it accept tenders from or on behalf of, the holders of Common Shares in that state.


     The Offeror has filed with the Securities and Exchange Commission a combined Tender Offer Statement on Schedule TO-I and Rule 13E-3 Transaction Statement on Schedule 13E-3 together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to such Schedule TO-I/13E-3. The Schedule TO-I/13E-3 and any exhibits or amendments may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

   450 Fifth Street N.W.   500 West Madison Street
   Room 1024               Suite 1400
   Washington D.C. 20549   Chicago, Illinois 60661

     You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Commission's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

     The Offeror has not authorized any person to give any information or to make any representation on behalf of the Offeror not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, stockholders should not rely on any such information or representation as having been authorized.

     Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of the Offeror since the date as of which information is furnished or the date of this Offer to Purchase.

                             ---------------------
   The Information Agent for the Offer is:


                    American Stock Transfer and Trust Company
                                 59 Maiden Lane
                            New York, New York 10038
                          (718) 921-8200 (Call Collect)
                                       or
                          Call Toll-Free 1-800-937-5449

                                                                     EXHIBIT F-1
                                                                     -----------
                      Jesup & Lamont Capital Markets, Inc.
                                650 Fifth Avenue
                               New York, NY 10019



December 11, 2001


Mr. Alfred L. Simon
5062 Windsor Parke Drive
Boca Raton, FL 33496-1637

Dear Mr. Simon:

         We hereby inform you that the Fairness Opinion, dated September 10, 2001, addressed the fairness of the tender offer contemplated by CP Holdings Limited, from a financial point of view, to the unaffiliated stockholders of the Company, and thus an offering price falling within the valuation range of $7.93 to $12.70 per share would be fair and reasonable from a financial point of view to the unaffiliated stockholders of the Company.

                                          Very truly yours,

                                          Jesup & Lamont Capital Markets, Inc.


                                          By:
                                             --------------------------------
                                                Michael S. Zarriello,
                                                Senior Managing Director